----------------------------
                                                           OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:        3235-0058
                                                    Expires:      April 30, 2009
                                                    Estimated average burden
                                                    hours per response .... 2.50
                                                    ----------------------------
                                                         SEC FILE NUMBER

                                                    ----------------------------
                                                          CUSIP NUMBER

                                                    ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)
|_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q   |_| Form 10-D
|_| Form N-SAR  |_| Form N-CSR

            For Period Ended: February 29, 2008

            |_|   Transition Report on Form 10-K
            |_|   Transition Report on Form 20-F
            |_|   Transition Report on Form 11-K
            |_|   Transition Report on Form 10-Q
            |_|   Transition Report on Form N-SAR
            For the Transition Period Ended: ___________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________
________________________________________________________________________________

PART I - REGISTRANT INFORMATION

MultiCell Technologies, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

701 George Washington Highway
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Lincoln, Rhode Island  02865
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|         (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the
                  fifteenth calendar day following the prescribed due date; or
                  the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion
                  thereof, will be filled on or before the fifth calendar day following the prescribed due date: and
|_|         (c)   The accountant's statement or other exhibit is required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The Quarterly Report on Form 10-QSB of MultiCell Technologies, Inc. (the "Company") for the three months ended February 29, 2008 cannot be filed with the Securities and Exchange Commission within the prescribed time period due to delays and complications arising out of the material weaknesses found in the Company's controls and procedures for this quarterly filing. These material weaknesses were identified by management and will be described more fully in the Quarterly Report.

The Company files this report for a 5 day extension for filing its Quarterly Report on Form 10-QSB for the three month period ended February 29, 2008. The Company will not timely file its Form 10-QSB because it will be unable to complete the preparation of its financial statements by the initial filing date. The Company intends to file the Quarterly Report on Form 10-QSB as soon as practicable, and in any event prior to the 5-day extension period afforded by SEC Rule 12b-25 which would expire on April 21, 2008.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      W. Gerald Newmin     (401)           333-0610
      ----------------     ----------      ------------------
      (Name)               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Multicell Technologies, Inc.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 14, 2008           By: /s/ W. Gerald Newmin, Chief Financial Officer
      --------------               ---------------------------------------------
                                   Name and Title

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (ss.232.13(b) of this chapter).


                                       3